Via Courier & EDGAR (Correspondence)

June 2, 2010

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC, 20549-4628

Attn:	Parker Morrill, Division of Corporate Finance

RE:	FMC Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 (“Form 10-K”)
Filed March 1, 2010
File No. 1-16489

Dear Mr. Schwall:

On behalf of FMC Technologies, Inc. (the “Company”), set forth below is our written response to the recent telephone inquiry from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s responses dated April 8, 2010 and May 10, 2010 to previous written inquiries from the Commission. During that telephonic inquiry, the SEC staff noted the Company’s response that the use of the word “huge” in a January 2008 website report describing a metering system for Sudan related to the physical size of the meters being supplied by a non-US subsidiary and not to the materiality of the transaction. The SEC staff then requested during the telephonic inquiry the Company’s view as to the materiality of the transaction to the customer in Sudan.

The Company does not have any direct or indirect knowledge of what the end-user in Sudan might consider material or significant. However, the commercial information available to the Company suggests that the transaction indirectly involving one of the Company’s non-US subsidiaries and Sudan had no particular significance or materiality to the end user in Sudan. As previously indicated, the transaction was in compliance with the applicable regulatory requirements. The Company’s non-US subsidiary sold products to a Malaysian general contractor for an installation in Sudan. While the request for proposal from that contractor specified 16 inch positive displacement meters for the installation, such 16 inch meters were available from several meter manufactures and from multiple non-US systems integrators, including those in The Netherlands, Singapore, and the United Kingdom. Presumably, the customer decided to purchase its requirements from the Company’s non-US subsidiary based on a combination of price, delivery schedule, terms and functionality. In addition,

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while the technical specifications did not call for alternatives, the same functionality could have been achieved using a larger quantity of positive displacement meters in smaller sizes or using alternative technologies such as ultrasonic meters or displacement tanks. Such products and technologies were and are readily available from multiple non-US sources and as such, the Company believes such products and technologies would not be significant or material to the end user in Sudan.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any further questions with respect to the information provided in this letter, please contact me by telephone at 281-591-4585 or by email to jeffrey.carr@fmcti.com.

FMC Technologies, Inc.

BY:	/S/ JEFFREY W. CARR

Jeffrey W. Carr
Vice President, General Counsel & Secretary

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